UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated October 2, 2026: Safe Bulkers, Inc. Declares Quarterly Dividend on its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares; 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Declares Quarterly Dividend on its

8.00% Series C Cumulative Redeemable Perpetual Preferred Shares;

8.00% Series D Cumulative Redeemable Perpetual Preferred Shares

Monaco – October 2, 2026 -- Safe Bulkers, Inc. (the “Company”) (NYSE/Euronext Athens: SB), an international provider of marine drybulk transportation services, announced today that the Company's Board of Directors has declared:

•

a cash dividend of $0.50 per share on its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”) (NYSE: SB.PR.C) for the period from July 30, 2026 to October 29, 2026;

•

a cash dividend of $0.50 per share on its 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares”) (NYSE: SB.PR.D) for the period from July 30, 2026 to October 29, 2026.

Each dividend will be paid on October 30, 2026, to all shareholders of record as of October 16, 2026, of the Series C Preferred Shares and of the Series D Preferred Shares, respectively. Dividends on the Series C and D Preferred Shares are payable quarterly in arrears on the 30th day (unless the 30th falls on a weekend or public holiday, in which case the payment date is moved to the next business day) of January, April, July and October of each year.

The declaration and payment of future dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is dual-listed on the NYSE and Euronext Athens, trading under the symbol “SB”. The Company’s Series C and Series D preferred shares are listed on the NYSE under the symbols “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry-bulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, tariffs imposed as a result of trade war and trade protectionism, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction, the inability to develop a liquid trading market for the Company’s shares of common stock on Euronext Athens, and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc. New York,

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Anna Wichmann

Capital Link Athens

Tel +30-210-6109-800

E-Mail: safebulkers@capitallink.com